July 20, 2007
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Pamela A. Long
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

RE:	Iowa Renewable Energy, LLC Amendment No. 1 to Form 10-SB Filed April 9, 2007 File No. 000-52428
Dear Ms. Long:
We are in receipt of your letter dated May 8, 2007 providing comments regarding Iowa Renewable Energy, LLC’s Amendment No. 1 to Form 10-SB filed April 9, 2007. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response.
General
1.	The disclosure replicated in Exhibit 16 does not correspond to the revised disclosures on page 39 of the amended filing. Please revise.

RESPONSE: A new change in auditor letter has been executed by Christianson & Associates, PLLP, reflecting the revised disclosure regarding our change in auditor and is attached as Exhibit 16.1.
Description of Business, page 4
Business Development, page 4
2.	Please revise your discussion of possible construction delays to specify the factors most likely to cause delays.

RESPONSE: We have amended our registration statement to specify the factors that are most likely to cause construction delays including: weather delays, work stoppages, inability to secure materials necessary to complete construction of the plant, new or changed permit requirements, and conditions on the site that are different from those originally anticipated, including environmental hazards.

3.	We note your revised disclosure stating that “REG will pay over to us all proceeds received from sales of our biodiesel and glycerin.” (emphasis added). Please revise to clarify whether the amount you receive will be net of fees paid to REG.

RESPONSE: We have amended our registration statement to clarify that REG will pay over all of the proceeds received from sales of our biodiesel and glycerin net of the marketing fees we pay to REG pursuant to our management and operational services agreement.

4.	Please provide clarification regarding disclosure of your fee structure for the seventh month after the first month in which your biodiesel will be sold. Specifically, will you only pay 5.7 cents per gallon on unsold production?

RESPONSE: We have amended our registration statement to clarify that we will pay REG a 5.7 cents per gallon fee for all biodiesel produced but not sold for the first six months after the first month we produce biodiesel in addition to a 5.7 cents per gallon fee for all biodiesel produced in the seventh month after the first month biodiesel is produced at our plant.
Sources and Availability of Raw Materials, Page 13
Supply, page 13
5.	We note your response to comment 11 of our letter dated March 6, 2007. Please revise your discussion here to disclose that your agreement with REG does not address feedstock allocation between you, REG, and other competitors with similar arrangements with REG. Please also your Risk Factors disclosure to discuss this risk under a separate heading.

RESPONSE: We have amended our registration statement to clarify that our management and operational services agreement does not address feedstock allocation between us, REG, and REG’s other customers. In addition, a risk factor has been included in our registration statement under a separate heading discussing this risk.
Risk Factors, Page 17
Risks Related to Iowa Renewable Energy as a Development-Stage Company, page 17
We have no operating history . . ., page 17
6.	We note your response to comment 13 of our letter dated March 6, 2007. Please revise to clarify that you will be responsible only for the hiring of “labor employees,” as stated in your response letter or otherwise make revisions to clarify that REG will be responsible for hiring at least two of your management employees, as disclosed on page 16.

RESPONSE: We have amended our registration statement to clarify that we will be responsible for hiring all labor employees and REG will be responsible for hiring our General Manager and Operations Manager who will be employees of REG.

Certain Relationships and Related Transactions, page 37
7.	We note your response to comment 17 of our letter dated March 6, 2007. Please revise to provide the disclosure required by paragraph (c) to Item 404 of Regulation S-B with respect to your promoters.

RESPONSE: Each of the parties identified in “Item 7 – Certain Relationship and Related Transactions” are directors of Iowa Renewable Energy. Therefore, the disclosures required by Item 404(c) are discussed in detail in “Item 6 – Executive Compensation.” A cross reference has been included in Form 10-SB Amendment 2.
Closing Comment
8.	Please also review the representations requested on page 5 of our letter dated March 6, 2007, and provide these representations in the form requested.

RESPONSE: The above described representations have been included in this letter.
Additional Updates and Changes by the Registrant
Financial Statements
     This amendment includes updated unaudited financial statements and notes as of March 31, 2007.
Other Non-Substantive Revisions
     In addition to the above-described changes and updates, we have made numerous formatting, grammar-related and/or typographical revisions, none of which altered the substance of our Registration Statement and have updated our project’s progress.
Statement of Iowa Renewable Energy
     Iowa Renewable Energy, LLC acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-SB. Further, the company acknowledges that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, the company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Michael Bohannan
Michael Bohannan
Chairman